

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2026

Qiugui, Yang
Chief Executive Officer and Chairman of the Board of Directors
Chungui International BioTech Group Co., Ltd.
Palm Grove Unit 4
265 Smith Road, George Town
P.O. Box 52A Edgewater Way, #1653
Grand Cayman KY1-9006

> **Re: Chungui International BioTech Group Co., Ltd.**
> **Registration Statement on Form F-1**
> **Filed March 12, 2026**
> **File No. 333-294268**

Dear Qiugui, Yang:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services